Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF REAL MESSENGER

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with Real Messenger Holdings Limited’s unaudited condensed balance sheets and unaudited condensed statements of operations and comprehensive loss included elsewhere in this filing. This discussion and analysis and other parts of this filing contains forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions. Real Messenger Holdings Limited’s actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” section beginning on page 32 of the proxy statement/prospectus of Real Messenger Corporation filed with the Securities and Exchange Commission (the “SEC”) on Form F-4 to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements.

Unless the context otherwise requires, all references in this section to “we,” “us,” “our,” or “Real Messenger Holdings Limited” refer to Real Messenger Holdings Limited and its subsidiaries prior to the consummation of the Business Combination.

Overview

We provide a social messaging app for real estate. Through our proprietary social messaging platform, we leverage the power of social network, data, and AI technology dedicated to bridging the gap between the fragmented businesses of the real estate industry and creating a universal platform for enhanced value proposition for all stakeholders. Our comprehensive app provides members with solutions, including tools, to search, connect and communicate with real estate professionals, learn about real estate buy and sell opportunities and share information. At the core of our app real estate agents create their professional profiles that allow them to curate and share their assessments and insights on any property and are accessible by any other member.

We intended to generate revenue from home buyers, home sellers, homeowners, property investors and real estate agents who subscribe to our premium services. Premium subscriptions would include a variety of productivity tools, data analytics and smart virtual assistant solutions. Our presence extends across all 50 states in the U.S., earning the trust of agents affiliated with renowned brokerage firms nationwide. Moreover, we are currently gaining momentum in 35 other countries around the world, expanding our global reach and influence.

For the six months ended September 30, 2024 and 2023, we have not generated revenues from our app. For the six months ended September 30, 2024 and 2023, we reported net loss of $1.6 million and $2.6 million, respectively.

In addition to tracking revenue and other financial measures, our management team continuously reviews several key metrics in assessing the growth and prospects for our business, enabling it to adjust both our business plan generally, and the deployment of our resources to address specific items as they arise. These key metrics include (i) number of downloads of the Real Messenger app, (ii) average app session time, (iii) percentage of listings in the U.S. accessible through the app, and (iv) number of countries beyond the U.S. in which the app has been downloaded. We consider these key metrics essential to understanding how to deploy our management, application development, and financial resources best to take advantage of the network effects, as discussed in further detail in the section titled “Business Overview” of the Form 20-F filed to the SEC on November 25, 2024

Factors Affecting Results of Operations

Our business, financial condition and results of operations have been, and are expected to continue to be, affected by a number of factors, which primarily include the following:

Our ability to monetize our services and products.

Our ability to engage, retain, and increase our user base and to increase our revenue will depend heavily on our ability to successfully monetize our services and products to convert into a subscription-based model. We may introduce significant changes to our existing products or develop and introduce new and unproven products that we have little or no prior development or operating experience. If new or enhanced products fail to engage our users and members, we may fail to attract or retain users or to generate sufficient revenue, operating margin, or other value to justify our investments, any of which may seriously harm our business.

Because our products created new ways of communicating, they have often required users to learn new behaviors to use our products. These new behaviors are not always intuitive to users. This can create a lag in adoption of new products and new user additions related to new products. To date, this has not hindered our user growth or engagement, but that may be the result of a large portion of our user base being in a younger demographic and more willing to invest the time to learn to use our products most effectively. To the extent that future users, including those in older demographics, are less willing to invest the time to learn to use our products, and if we are unable to make our products easier to learn to use, our user growth or engagement could be affected, and our business could be harmed. We may develop new products that increase user engagement and costs without increasing revenue.

Our ability to grow our customer base.

We have made, and are continuing to make, investments to enable users to create compelling content to all members of our community. Existing and prospective users and advertisers may not be successful in creating content that leads to and maintains user engagement. We are continuously seeking to balance the objectives of our users and content creators with our desire to provide an optimal user experience. We do not seek to monetize all of our service and we may not be successful in achieving a balance that continues to attract and retain users. If we are not successful in our efforts to grow our user base or if we are unable to build and maintain good relations with our active users, our user growth and user engagement and our business may be seriously harmed. In addition, we may expend significant resources to launch new services that we are unable to monetize, which may seriously harm our business.

Our ability to launch new product or service offerings and to increase the prices of our products and services  .

The industry for residential real estate transaction services, technology, and information marketplaces is dynamic, and the expectations and behaviors of customers and consumers shift constantly and rapidly. As part of our operating strategy, we have increased, and plan in the future to continue to change, the nature and number of products, including depth products, that we offer to our customers and, with that, the prices we charge our customers for the services and products we offer. Changes or additions to our products and services may not attract or engage our customers, and may reduce confidence in our products and services, negatively impact the quality of our brands, negatively impact our relationships with partners or other industry participants, expose us to increased market or legal risks, subject us to new laws and regulations or otherwise harm our business. Our customers may not accept new products and services (which would adversely affect our average revenue per agent (“ARPA”)), or such price increases may not be absorbed by the market, or our price increases may result in the loss of customers or the loss of some of our customers’ business. We may not successfully anticipate or keep pace with industry changes, and we may invest considerable financial, personnel and other resources to pursue strategies that do not ultimately prove effective such that our results of operations and financial condition may be harmed. If we are not able to raise our prices or encourage our customers to upgrade their subscription packages or invest in depth products to further differentiate their listings, or if we lose some of our customers or some of our customers’ business as a result of price increases, or if the bargaining power of our customer base increases and the subscription prices and other fees we are able to charge real estate developer or agent customers decline, our business, financial condition and results of operations could be adversely affected.

Our ability to operate in a highly competitive and rapidly changing industry.

We face competition to attract consumers to our websites and mobile applications and to attract real estate and property developer customers to purchase our products and services. The markets for online real estate information technology, communication and productivity tools product and services in our Priority Markets are highly competitive and rapidly changing. In addition to competing with traditional media sources for a share of advertisers’ overall marketing budgets, our business is subject to the risk of digital and other disruption. Our success depends on our ability to continue to attract additional consumers to our websites and mobile applications. Existing or new competitors could increase their product offerings or develop new products or technology that compete with ours.

Furthermore, large companies with strong brand awareness in international markets or global search engines and social media sites may decide to enter the real estate market and start to provide information technology, communication and productivity tools product and services on their existing or new platforms, which could increase competition in our Priority Markets and may have a materially adverse effect on our business. These companies could devote greater technical and other resources than we have available, have a more accelerated time frame for deployment and leverage their existing user bases and proprietary technologies to provide products and services that consumers might view as superior to our offerings. Any of our future or existing competitors may introduce different solutions that attract consumers or provide solutions similar to our own but with better branding or marketing resources. If we are unable to continue to grow the number of consumers who use our websites and mobile applications, our business, financial condition and results of operations could be adversely affected.

We compete to attract customers with media sites, including but not limited to other companies that operate digital property classifieds marketplaces in our Priority Markets and agent and property developer websites. We also compete for a share of advertisers’ overall marketing budgets with traditional media such as television, magazines, newspapers and home/apartment guide publications. To compete successfully for customers against future and existing competitors, we must continue to invest resources in developing our platform and proving the effectiveness and relevance of our information technology, communication and productivity tools product and services. New business models frequently emerge in our industry and may require us to modify our own business model or offerings in order to continue to compete effectively. For example, we may in the future face new competition from digital companies that use data to buy properties instantly from sellers, renovate/repair and then re-sell the property online at a profit. Additionally, competitors may drive traffic away from our platform and increase their market share through aggressive or high-spend marketing campaigns, or prolonged price discounting.

Key Components of Results of Operations

Sales and marketing expenses

Sales and marketing expenses primarily consist of marketing expenses incurred for promotion of our app.

	For the Six Months Ended September 30,
	2024		2023		Changes
	US$	%	US$	%	Amount	%
Marketing expenses	$398,408	100%	$834,065	100%	$(435,657)	(52)%
	$398,408	100%	$834,065	100%

Our sales and marketing expenses decreased by $0.4 million, or 52% from $0.8 million for the six months ended September 30, 2023 to $0.4 million for the six months ended September 30, 2024. The decrease was mainly due to (i) the termination of marketing services with True Blue Entertainment, LLC, which is solely controlled by Mr. Fredrik Eklund, our co-founder and former Chief Visionary Officer, in February 2024, and (ii) decreasing expenditure on content creation, social media revamp and online advertising.

General and administrative expenses

General and administrative expenses primarily consist of (i) staff costs, consisting of salaries, social insurance, and housing funds for our personnel in administrative departments; (ii) professional service fees, such as audit fees and legal fees for our daily operations; (iii) office rental expenses; and (iv) other miscellaneous expenses.

	For the Six Months Ended September 30,
	2024		2023		Changes
	US$	%	US$	%	Amount	%
Staff costs	$303,331	48%	$468,423	42%	$(165,092)	(35)%
Professional service fees	290,409	46%	407,115	37%	(116,706)	(29)%
Others	35,516	6%	227,081	21%	(191,565)	(84)%
	$629,256	100%	$1,102,619	100%	$(473,363)	(43)%

Our general and administrative expenses decreased by $0.5 million, or 43% from $1.1 million for the six months ended September 30, 2023 to $0.6 million for the six months ended September 30, 2024. The decrease was primarily due to (i) the decrease of $0.2 million in staff costs as we terminated our employment relationship with Mr. Fredrik Eklund in February 2024, (ii) the decrease of $0.1 million in professional services fees as lesser payment made during the six months ended September 30, 2024, and (iii) the decrease of $0.2 million in others general and administrative expenses as we reduced the spending on recruitment costs .

Research and development expenses

Research and development expenses primarily consist of staff costs, consisting of salaries, social insurance, and housing funds for our personnel in research and development departments; and (ii) other miscellaneous expenses.

	For the Six Months Ended September 30,
	2024		2023		Changes
	US$	%	US$	%	Amount	%
Staff costs	$486,865	86%	$630,398	99.9%	$(143,533)	(23)%
Others	81,380	14%	721	0.1	80,659	11,187%
	$568,245	100%	$631,119	100%	$(62,874)	(10)%

Our research and development expenses slightly decreased by $0.06 million, or 10% from $0.63 million for the six months ended September 30, 2023 to $0.57 million for the six months ended September 30, 2024. The decrease was primarily due to the sizing down of the Research and Development team.

Taxation

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfers of shares of, Cayman Islands companies (except those which hold interests in land in the Cayman Islands). There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, as the case may be, nor will gains derived from the disposal of our Ordinary Shares be subject to Cayman Islands income or corporation tax.

USA

For the U.S. jurisdiction, Real USA is subject to federal income taxes on its business operations. The federal tax rate is 21%. We also evaluated the impact from the recent tax reforms in the United States, including the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) and Health and Economic Recovery Omnibus Emergency Solutions Act (“HERO Act”), which were both passed in 2020, no material impact is expected based on the analysis. We will continue to monitor the potential impact going forward.

As a result of the Tax Act, we have evaluated whether it has an additional tax liability from the Global lntangible Low Taxed Income (“GILTI”) inclusion on current earnings and profits of its foreign controlled corporations. The law also provides that corporate taxpayers may benefit from a 50% reduction in the GILTI inclusion, which effectively reduces the tax rate on the foreign income to 10.5%. The GILTI inclusion further provides for a foreign tax credit in connection with the foreign taxes paid. As of September 30, 2024 and March 31, 2024, we do not have an aggregate positive tested income; and as such we did not record a liability for GILTI tax.

Hong Kong

Real Corporation Limited and Hohojo.com Limited are incorporated in Hong Kong and are subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. For the six months ended September 30, 2024 and 2023, Hong Kong profits tax is calculated in accordance with the two-tiered profits tax rates regime. The applicable tax rate for the first HKD 2 million of assessable profits is 8.25% and assessable profits above HKD 2 million will continue to be subject to the rate of 16.5% for corporations in Hong Kong, effective from the year of assessment 2018/2019. Before that, the applicable tax rate was 16.5% for corporations in Hong Kong. Under Hong Kong tax laws, Real Corporation Limited and Hohojo.com Limited are exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

Net loss

As a result of the foregoing, our net loss was $1.6 million and $2.6 million for the six months ended September 30, 2024 and 2023, respectively.

Discussion of Certain Balance Sheet Items

Cash

Cash consist of funds deposited with banks, which are highly liquid and are unrestricted as to withdrawal or use. The total balance of cash were $5.8 million and $0.6 million as of September 30, 2024 and March 31, 2024, respectively.

Compared with the balance as of March 31, 2024, the change in the balance of cash as of September 30, 2024 was primarily $7.0 million proceeds from convertible promissory notes, net off by $1.6 million used in operating activities.

Due to related parties

As of September 30, 2024 and March 31, 2024, the breakdown of due to related parties was as the following:

	September 30, 2024	March 31, 2024
Kwai Hoi, Ma	$95,345	$87,456
Edinburgh DH Holdings Limited	27,910	12,951
Fantastic Global Venture Limited	56,738	4,382
	$179,993	$104,789

Mr. Ma, our co-founder, Chief Executive Officer and director, made various payments on our behalf, including payments of operating expenses. As of September 30, 2024 and March 31, 2024, we had an aggregated balance of $0.1 million and $0.09 million, respectively.

On October 4, 2023, we issued convertible promissory notes of $1,000,000 and $3,500,000 to Edinburgh DH Holdings Limited and Fantastic Global Venture Limited, respectively, with simple interest on the outstanding principal amount at the rate of 3% per annum and maturity date on September 30, 2024. Pursuant to the extension to convertible promissory notes agreement dated July 12, 2024, the due date of the convertible promissory notes was extended to July 31, 2025. Interest expenses of convertible promissory notes - related parties were of $62,220 and $nil for the six months ended September 30, 2024 and 2023, respectively.

Convertible promissory notes

As of September 30, 2024 and March 31, 2024, the breakdown of due to convertible promissory notes was as the following:

	September 30, 2024	March 31, 2024
Edinburgh DH Holdings Limited (related party)	$1,000,000	$1,000,000
Fantastic Global Venture Limited (related party)	3,500,000	3,500,000
Mercatus Group LLC	500,000	500,000
TKO Investments Limited (related party)	4,500,000	-
Compass AI Venture Incorporation (related party)	2,500,000	-
	$12,000,000	$5,000,000

On October 4, 2023, we completed a private placement of convertible promissory notes in an aggregate principal amount of $5,000,000 with three investors, Edinburgh DH Holdings Limited, Fantastic Global Venture Limited, and Mercatus Group LLC. We promise to pay the holders of the convertible promissory notes with simple interest on the outstanding principal amount at the rate of 3% per annum on September 30, 2024.

Pursuant to the extension to convertible promissory notes agreement dated July 12, 2024, the due date of the convertible promissory notes was extended to July 31, 2025. Therefore, we had both the intent and the ability to refinance the short-term obligation before our consolidated financial statements were issued.

On June 28, 2024 and July 9, 2024, we completed a private placement of convertible promissory notes in an aggregate principal amount of $7,000,000 with TKO Investments Limited and Compass AI Venture Incorporation, respectively. These convertible promissory notes are non-interest bearing with the maturity on July 31, 2025.

The convertible promissory notes provide the holder with a number of conversion options.

Automatic conversion on business combination

In the event of a business combination transaction involving us and a special purpose acquisition company (the “de-SPAC Transaction”), we shall require that the SPAC assume each of the convertible promissory notes and then immediately assume each of the convertible promissory notes, and then outstanding conversion amount shall automatically be converted into a number of conversion shares (rounded down to the nearest whole number) calculated by dividing (a) the conversion amount by (b) the conversion rate. Conversion shares mean shares of common stock, ordinary shares or the equivalent security, of the SPAC as issued in the SPAC’s initial public offering, and conversion rate means one conversion share for every $5.00 or $10.00 of conversion amount outstanding at the time of conversion.

Automatic conversion upon a Qualified Financing

In the event that we issue and sell shares of its equity securities (as applicable “Equity Securities”) to one or more unaffiliated investors in a transaction or series of related transactions for bona fide capital raising purposes in a single priced financing resulting in aggregate gross proceeds to us of at least $8,000,000, excluding the outstanding amount of convertible promissory notes, simple agreements for future equity (“SAFEs”) and any other convertible securities issued for the primary purposes of raising capital, or (2) our sale of any of its preferred stock or similar equity securities for bona fide capital raising purposes that the requisite holders deem to be a “Qualified Financing” (in either case, a “Qualified Financing”), then the outstanding principal amount of this convertible promissory note and any unpaid accrued interest shall automatically convert in whole without any further action by the holder into the Equity Securities sold in the Qualified Financing at a conversion price per share (the “Conversion Price”), equal to the lesser of:

(i)	the price paid per unit or share for the Equity Securities by the investors in the Qualified Financing (excluding any conversion of the convertible promissory notes or other convertible securities issued for capital raising purposes, and
(ii)	the price per unit or share equal to the quotient resulting from dividing forty-five million dollars ($45,000,000) by the number of outstanding numbers of ordinary shares of the Company as of the conversion date of the convertible promissory notes.

Optional conversion

At any time prior to the repayment, conversion or other satisfaction of the convertible promissory notes, the then outstanding principal and accrued but unpaid interest under the convertible promissory notes may be converted, at the option of the holder, into conversion stock upon the closing of any equity financing that does not constitute a Qualified Financing (a “Next Round Financing”). If the holders elect to convert the convertible promissory notes in a Next Round Financing, the holders shall have the option to treat such Next Round Financing as a Qualified Financing on the same terms for conversion. In addition, at any time after the maturity date, but prior to the repayment, conversion or other satisfaction of the convertible promissory notes, the then outstanding principal and accrued but unpaid interest under the convertible promissory notes may convert, at the option of the holder thereof, into our most senior series of preferred stock then outstanding at a conversion price equal to two times (2x) the original issue price of such senior series of preferred stock.

Change of control

If we consummate a change of control while the convertible promissory notes remain outstanding, we shall pay or issue to the holder of the convertible promissory note the greater of:

(i)	the amount of change of control consideration that the holders of the would have received had the balance then outstanding under the Notes been converted immediately prior to the consummation of such change of control into our ordinary shares; and
(ii)	an amount equal to 150% of the conversion amount.

Liquidity and Capital Resources

To date, we have financed our operating activities primarily through borrowings from related parties.

We have been incurring losses from operations since our inception. Accumulated deficit amounted to $18,382,140 and $16,746,217 as of September 30, 2024 and March 31, 2024, respectively. For the six months ended September 30, 2024 and 2023, the Company does not generated revenues from its application. These conditions raised substantial doubts about our ability to continue as a going concern.

Our liquidity is based on our ability to generate cash from operating activities, obtain capital financing from equity interest investors and borrow funds on favorable economic terms to fund its general operations and capital expansion needs. Our ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan, which includes generating revenue while controlling operating cost and expenses to generate positive operating cash flows and obtaining funds from outside sources of financing to generate positive financing cash flows.

Off-Balance Sheet Arrangements

We have not entered any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity, or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in product development services with us.

Consummation of business combination

Real Messenger Corporation (“RMSG”) completed its previously announced business combination with Nova Vision Acquisition Corp. (Nasdaq: NOVV) (“NOVA”), a publicly traded special purpose acquisition company on November 19, 2024. The business combination was approved at an extraordinary general meeting of NOVA’s shareholders on August 19, 2024. Upon the closing of the business combination, NOVA and us each becomes a wholly owned subsidiary of RMSG. Beginning November 20, 2024, RMSG’s ordinary shares commenced trading on the Nasdaq Stock Market (“Nasdaq”) under the symbol “RMSG” and the warrants commenced trading on Nasdaq under the symbol “RMSGW”.